Political Games, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Political Games, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 4, 2025

Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	13,917	4,895
Total Current Assets	13,917	4,895
TOTAL ASSETS	13,917	4,895
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,744	15,438
Shareholder Loans	1,081,359	891,359
Total Current Liabilities	1,086,103	906,797
TOTAL LIABILITIES	1,086,103	906,797
EQUITY		
Additional Paid-in Capital	1,000	1,000
Accumulated Deficit	(1,073,186)	(902,902)
Total Equity	(1,072,186)	(901,902)
TOTAL LIABILITIES AND EQUITY	13,917	4,895

Statement of Operations

| | Year Ended December 31, | |
	2024	2023
Revenue	209,842	141,372
Cost of Revenue	22,122	27,048
Gross Profit	187,720	114,323
Operating Expenses		
Advertising and Marketing	15,078	64,950
General and Administrative - Related Party	155,000	107,500
General and Administrative	187,925	115,729
Total Operating Expenses	358,004	288,179
Operating Income (loss)	(170,284)	(173,856)
Earnings Before Income Taxes	(170,284)	(173,856)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(170,284)	(173,856)

Statement of Cash Flows

| | Year Ended December 31, | |
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(170,284)	(173,856)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(10,694)	7,472
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(10,694)	7,472
Net Cash provided by (used in) Operating Activities	(180,978)	(166,384)
FINANCING ACTIVITIES		
Proceeds from Shareholder Loans	190,000	152,500
Net Cash provided by (used in) Financing Activities	190,000	152,500
Cash at the beginning of period	4,895	18,779
Net Cash increase (decrease) for period	9,022	(13,884)
Cash at end of period	13,917	4,895

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2023	1,500	-	1,000	(729,046)	(728,046)
Net Income (Loss)	-	-	-	(173,856)	(173,856)
Ending Balance 12/31/2023	1,500	-	1,000	(902,902)	(901,902)
Net Income (Loss)	-	-	-	(170,284)	(170,284)
Ending Balance 12/31/2024	1,500	-	1,000	(1,073,186)	(1,072,186)

Political Games, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Political Games, Inc. ("the Company") was formed in Delaware on June 18, 2013. The Company develops and operates 270, a mobile strategy simulation game that allows players to engage in presidential campaign scenarios across the United States. The Company's user base is primarily located in the United States, with additional international interest among political enthusiasts.

The Company plans to raise operating capital through a Regulation CF crowdfunding campaign in 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is to deliver digital goods or services purchased by users for use within the mobile application. The Company recognizes revenue when control of the digital goods or services is transferred to the end user, which typically occurs at the time of in-app purchase. The Company receives payments from third-party digital marketplaces on a monthly basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company paid a related party for various support services. The Company incurred expenses of $155,000 and $107,500 in 2024 and 2023, respectively, related to these services.

The Company has issued a non-interest-bearing, on-demand promissory note to a related party. The note may be increased from time to time at the discretion of the lender and the Company, with no stated maturity date or interest obligation. Repayment is due upon demand by the noteholder. The balance of the note was $1,081,359 as of December 31st, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$1,081,359
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,500 common shares with a par value of $0.00001 per share. 1,500 shares were issued and outstanding as of 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 4, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.